UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No.)*

                                           ImClone Systems Incorporated
                                                 (Name of Issuer)

                                                   Common Stock
                                          (Title of Class of Securities)

                                                     45245W109
                                                  (CUSIP Number)

                                                Marc Weitzen, Esq.
                                        Gordon Altman Weitzen Shalov & Wein
                                         114 West 47th Street, 20th Floor
                                             New York, New York 10036
                                                  (212) 626-0800

                    (Name, Address and Telephone Number of Person Authorized to
                                       Receive Notices and Communications)

                                                  October 7, 1999
                        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,
and for  any  subsequent   amendment   containing   information  which  would
alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D

CUSIP No. 45245W109


1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3626974


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                         (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,294,100 **

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           1,294,100 **

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,294,100 **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%

14       TYPE OF REPORTING PERSON*
                  PN



** See Item 5.

                                                          SCHEDULE 13D

CUSIP No. 45245W109


1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3903766


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                         (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           1,294,100 **

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           1,294,100 **

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,294,100 **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%

14       TYPE OF REPORTING PERSON*
                  OO



** See Item 5.

                                                          SCHEDULE 13D

CUSIP No. 45245W109


1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                         (b) //

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                    WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           1,294,100 **

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           1,294,100 **

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,294,100 **

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.1%

14       TYPE OF REPORTING PERSON*
                  IN



** See Item 5.

                                                   SCHEDULE 13D
                                                   ------------


Item 1.  Security and Issuer

                 This Schedule 13D relates to the common stock, par value $0.001 per share ("Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.


Item 2.  Identity and Background

                  The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

                 Riverdale is the general partner of High River. Riverdale is wholly owned by Carl C. Icahn. Registrants may be deemed to be a "group" within the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

                 High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various subsidiaries of Starfire, including ACF Industries, Incorporated, a New Jersey corporation ("ACF").
Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

                 The  name,   citizenship,   present  principal  occupation  or
employment and business address of each member of Riverdale is set forth in Schedule A attached hereto.

                  Carl C. Icahn is a member of Riverdale and owns 100% of the interests therein. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

                 Neither High River, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

                 The aggregate purchase price of 844,100 Shares purchased by the Registrants is $18,162,133.45. The Registrants beneficially own a call option with the right to purchase 300,000 Shares at an exercise price of $.50 per share and a call option with the right to purchase 150,000 Shares at an exercise price of $2.00 per share. Both of these options expire on April 27, 2000. The source of funding for the purchase of these Shares is general working capital of the Registrants.


Item 4.           Purpose of Transaction

                  The  Registrants  have acquired  the Shares of the Issuer for investment purposes. Depending on market conditions and other factors, the Registrants may acquire additional Shares of the Issuer as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Registrants also reserve the right to dispose of some or all of their Shares in the open market, in privately negotiated transactions to third parties or otherwise.


Item 5.           Interest in Securities of the Issuer

                 (a)  As  of  the  close  of   business  on  October  7,  1999,
Registrants may be deemed to beneficially own in the aggregate 1,294,100 Shares representing approximately 5.1% of the Issuer's outstanding Shares (based upon the 25,564,233 Shares stated to be outstanding as of September 1, 1999, by the Issuer in the Issuer's S-3 filing filed with the Securities and Exchange Commission (the "SEC") on October 6, 1999). The aggregate number of shares beneficially owned by the Registrants includes the options of High River to purchase 450,000 Shares, as more fully described in
Item 6 herein and attached as Exhibit 2 and Exhibit 3 hereto. Registrants have direct beneficial ownership of the Shares as follows:



         NAME                       NUMBER OF                          APPROXIMATE PERCENTAGE
                                    SHARES                             OF OUTSTANDING SHARES

         High River                 1,294,100                          5.1%


                  Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

                 To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.

                 (b) High River has sole voting power and sole dispositive power with regard to 1,294,100 Shares. Riverdale has shared voting power and shared dispositive power with regard to 1,294,100 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 1,294,100 Shares.

                  (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above. All transactions listed in the following table were executed on NASDAQ.



         DATE                               NUMBER OF SHARES                            PRICE PER SHARE
                                    PURCHASED

         September 29, 1999                            4,800                                              32.0547
         September 30, 1999                           22,300                                              30.7904
         October 5, 1999                              50,000                                              29.9288
         October 6, 1999                             130,000                                              25.8426
         October 7, 1999                             387,000                                              22.0876



                 (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

                 Registrants are party to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.

                 High River is party to an Option Agreement, a copy of which is attached hereto as Exhibit 2, dated as of April 27, 1995, with the Issuer, pursuant to which the Issuer has granted to High River an option to purchase 150,000 Shares for a price per share equal to $2.00.

                 High River is party to an Option Agreement, a copy of which is attached hereto as Exhibit 3, dated as of April 27, 1995, with the Issuer, pursuant to which the Issuer has granted to High River an option to purchase 300,000 Shares for a price per share equal to $0.50.

Item 7.           Material to be Filed as Exhibits

1. Joint Filing Agreement of the Registrants
2. Option Agreement, dated as of April 27, 1995, between ImClone Systems Incorporated, a Delaware corporation, and High River Limited Partnership, a Delaware limited partnership.
3. Option Agreement, dated as of April 27, 1995, between ImClone Systems Incorporated, a Delaware corporation, and High River Limited Partnership, a Delaware limited partnership.

                                                     SIGNATURE
                                                     ---------


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 1999




RIVERDALE LLC

By:      /s/Carl C. Icahn
         Carl C. Icahn
Its:     Member


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC

Its:     General Partner

By:      /s/Carl C. Icahn
         Carl C. Icahn
Its:     Member


Carl C. Icahn

By:      /s/Carl C. Icahn
         Carl C. Icahn


















                  (Signature Page of Schedule 13D with respect to ImClone Systems Incorporated)

                                                    SCHEDULE A
                                                    ----------

                            DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


         Name, Business Address and Principal Occupation of
         Each Member of Riverdale

         The following sets forth the name, position, and principal occupation of each member of Riverdale. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue,
47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC


Name                                Position                                    Principal Occupation
----                                --------                                    --------------------
Carl C. Icahn                       Member                                      See Item 2 herein
                                                                                Officer of various Icahn
                                                                                affiliated entities